Exhibit 99.1

FERRARI AND RICHARD MILLE SIGN A PARTNERSHIP
CONTRACT

Maranello (Italy), 22 February 2021 – Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari”) announces that Ferrari and Richard Mille have signed a multi-year partnership agreement, which will see the Haute Horlogerie brand become sponsor and licensee for the Prancing Horse.

As Scuderia Ferrari Mission Winnow’s Team Partner and Official Watch, starting from the next F1 Season the Swiss watchmaking brand will be displayed, for example, on the team’s single-seaters and on the drivers’ helmets. Richard Mille will also support other Ferrari’s motorsport activities as Official Timekeeper, sponsor of Competizioni GT and the Ferrari Challenge series, partner of Ferrari Driver Academy, technical partner of Ferrari Esports Series and FDA Esports Team.

Ferrari and Richard Mille will also have their respective research and design teams start a collaboration in order to create an exclusive range of limited edition watches, an expression of the two brands’ technological excellence and distinctive style.

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone inferiore no. 4,
I -41053 Maranello, (MO) Italy
Registration in the Dutch commercial register:
64060977